HOLDING

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Division Group Corporate Office
Address Unsoeldstrasse 2
80538 Muenchen, Germany
Contact Person Stefan Wittermann
Telephone +49/89/20 30 07-782
Fax +49/89/20 30 07-772
E-mail Stefan.Wittermann
@HypoRealEstate.com

Rule 12g3-2(b) File No.
82-34748

Date 01 February 2005

Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748

Dear Madam or Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully
Hypo Real Estate Holding AG

Martina Peterhofen

Stefan Wittermann

Enclosures

(1) 27 January 2005	Ad hoc of our subsidiary Württembergische Hypothekenbank AG, Stuttgart: Hypo Real Estate Holding AG is planning a "squeeze out"
(2) 25 January 2005	Press release: Hypo Real Estate Capital Corporation closes a $52.3 million first mortgage loan for Ironwood on the Green, a luxury condominium building in Massachusetts
(3) 25 January 2005	Press release: Hypo Real Estate Capital Corporation closes a $261.4 million construction loan for the development of a luxury residential condominium building in Downtown Miami
(4) 25 January 2005	Press release: Hypo Real Estate Capital Corporation closes a $240 million construction loan for the development of a residential condominium building in New York City
(5) 12 January 2005	Press release: Hypo Real Estate Bank International, Spanish branch, arranges and underwrites EUR 105 million acquisition bridge facility for MedGroup
(6) 10 January 2005	Press release: Hypo Real Estate Bank International: Successful completion of EUR 155 million financing for Arlington Europe S.a.r.l's acquisition of San Fernando Business Park, Madrid
(7) 10 January 2005	Press release: Hypo Real Estate Bank International: Succesful completion of EUR 246.5 million financing for Eurocastle's acqusisition of Deutsche Bank portfolio
(8) 10 January 2005	Press release: Hypo Real Estate Bank International issues third benchmark bond – volume reaches EUR 1.25 bn

Company Hypo Real Estate Holding AG
Internet www.HypoRealEstate.com
Legal form Aktiengesellschaft
Headquarters Munich
Commercial register Munich HRB 149393
Chairman of Supervisory Board Kurt F. Viermetz
Board of Management Georg Funke (CEO)
Dr. Paul Eisele, Dr. Markus Fell,
Frank Lamby


Hypo Real Estate
HOLDING



Investor Relations

27.01.2005 - Ad hoc Württembergische Hypothekenbank AG, Stuttgart: Hypo Real Estate Holding AG planning a "squeeze out". You find the exact wording here:

Stuttgart, 27.01.2005: Hypo Real Estate Holding AG, Munich, has informed Württembergische Hypothekenbank AG, Stuttgart, that it is intending to increase its shareholding in Württembergische Hypothekenbank AG to 100% by excluding minority shareholders against granting of a suitable cash compensation (so-called "squeeze out").
A decision regarding this "squeeze out" shall therefore be taken at the next ordinary shareholders' meeting of Württembergische Hypothekenbank AG on 12 May 2005.
The amount of cash payment will be determined before the ordinary shareholders' meeting of Württembergische Hypothekenbank AG is convened.
Hypo Real Estate Holding AG currently holds around 97.49% of the shares in Württembergische Hypothekenbank AG.

Württembergische Hypothekenbank AG
Büchsenstraße 26
70174 Stuttgart
Deutschland
ISIN: DE0008124009
WKN: 812400
Quoted: Official Market in Stuttgart; Regulated Unofficial Markets in Berlin-Bremen, Düsseldorf and Frankfurt



Press release

Hypo Real Estate Capital Corporation closes a $52.3 million first mortgage loan for Ironwood on the Green, a luxury condominium building in Massachusetts

New York, Dublin, Munich, January 25th 2005: Hypo Real Estate Capital Corporation ("HRECC") – the New York-based subsidiary of Hypo Real Estate Bank International and one of the leading financial institutions in the United States commercial real estate industry – closed a $52.3 million first mortgage loan to InterCapital Ferncroft Apartments, LLC for the refinancing of Ironwood on the Green, a 204-unit luxury condominium development located at 36-38 Village Road in Middletown, Massachusetts.

Ironwood on the Green offers beautiful, unobstructed views of the prestigious Ferncroft Golf Course and Country Club. The property consists of large one, two, and three bedroom apartments with high-end finishes. Site amenities include a social great room, putting green, fitness center, function/conference room, business center, outdoor pool and spa, underground and outdoor parking and concierge service. Ironwood on the Green is located 17 miles north of Boston near the intersection of Routes 1 and 95, near the Middleton-Danvers line.

"Hypo Real Estate is pleased to have been able to structure financing that allowed InterCapital Partners to satisfy their existing debt and provide the proceeds necessary to complete the marketing and sales of the condominium units," said Evan F. Denner, head of real estate finance for Hypo Real Estate Capital Corp. "This loan is a reflection of Hypo Real Estate's continued growth as a major force in providing creative forms of real estate financing throughout the greater Boston and New England area."

Notes to editors:

About Hypo Real Estate Capital Corporation

Hypo Real Estate Capital Corporation, a subsidiary of Hypo Real Estate Bank International, is one of the leading lenders in the United States commercial real estate marketplace. Hypo Real Estate Capital provides innovative financial solutions for a prestigious client base throughout the U.S. Over the last five years the firm has closed more than $18 billion in construction, fixed rate, floating rate and mezzanine loans. Headquartered in New York, Hypo Real Estate Capital is active in all markets across the U.S.

About Hypo Real Estate Bank International

Hypo Real Estate Bank International, based in Dublin, Ireland, is part of the Hypo Real Estate Group (HREG). The corporate group – which is the result of HVB Group spinning off its commercial real estate activities – comprises the non-operational, listed holding company Hypo Real Estate Holding AG, headquartered in Munich, and three operational business units. Besides Hypo Real Estate Bank International these are Württembergische Hypothekenbank AG (WürttHyp), with headquarters in Stuttgart, and Munich-based Hypo Real Estate Bank AG. Hypo Real Estate Group is one of Europe's largest providers of commercial real estate finance.

Press contact:

Hypo Real Estate Group
Oliver Gruss
Phone: +49 (0) 89 203007 781
Fax: +49 (0) 89 203007 772
E-mail: oliver.gruss@hyporealestate.com

###



Press release

Hypo Real Estate Capital Corporation closes a $261.4 million construction loan for the development of a luxury residential condominium building in Downtown Miami

New York, Dublin, Munich, January 25th 2005: Hypo Real Estate Capital Corporation ("HRECC") – the New York-based subsidiary of Hypo Real Estate Bank International and one of the leading financial institutions in the United States commercial real estate industry – closed a three-year, $261.4 million construction loan to 900 Biscayne, LLC for the development of a luxury residential condominium project in Downtown Miami.

900 Biscayne Bay, a 63-story luxury condominium building designed by renowned architect Luis Revuelta, will consist of 516 residential units totaling approximately 800,000 square feet; approximately 80,000 square feet of condominium office space; 15,000 square feet of condominium retail space; and a 13-story parking facility with 1,025 parking spaces.

The development will boast such amenities as a three-story lobby and a separate porte-cochere arrival; a 20,000-square-foot recreation deck with two pools, gardens, cabanas, bar and whirlpool spa; a fully equipped fitness and spa center; library room and screening room.

900 Biscayne Bay will be located across the street from the American Airlines Arena and the Bicentennial Park, and a few blocks from the Performing Arts Center, Bayside Market, the Miami Children's Museum and the Port of Miami.

"Hypo Real Estate Capital is pleased to be participating in the regeneration of Downtown Miami by providing financing for the construction of superior projects, such as 900 Biscayne Boulevard," said Evan F. Denner, head of real estate finance for Hypo Real Estate Capital Corp. "The project is set

apart by its up-and-coming location, its quality and the quality of its project team."

Notes to editors:

About Hypo Real Estate Capital Corporation
Hypo Real Estate Capital Corporation, a subsidiary of Hypo Real Estate Bank International, is one of the leading lenders in the United States commercial real estate marketplace. Hypo Real Estate Capital provides innovative financial solutions for a prestigious client base throughout the U.S. Over the last five years the firm has closed more than $18 billion in construction, fixed rate, floating rate and mezzanine loans. Headquartered in New York, Hypo Real Estate Capital is active in all markets across the U.S.

About Hypo Real Estate Bank International
Hypo Real Estate Bank International, based in Dublin, Ireland, is part of the Hypo Real Estate Group (HREG). The corporate group – which is the result of HVB Group spinning off its commercial real estate activities – comprises the non-operational, listed holding company Hypo Real Estate Holding AG, headquartered in Munich, and three operational business units. Besides Hypo Real Estate Bank International these are Württembergische Hypothekenbank AG (WürttHyp), with headquarters in Stuttgart, and Munich-based Hypo Real Estate Bank AG. Hypo Real Estate Group is one of Europe's largest providers of commercial real estate finance.

Press contact:

Hypo Real Estate Group
Oliver Gruss
Phone: +49 (0) 89 203007 781
Fax: +49 (0) 89 203007 772
E-mail: oliver.gruss@hyporealestate.com

###


Hypo Real Estate
GROUP

Press release

Hypo Real Estate Capital Corporation closes a $240 million construction loan for the development of a residential condominium building in New York City

New York, Dublin, Munich, January 25th 2005: Hypo Real Estate Capital Corporation ("HRECC") – the New York-based subsidiary of Hypo Real Estate Bank International and one of the leading financial institutions in the United States commercial real estate industry – provided a three-year, $240 million construction loan to CRP/IMICO 350 West 42nd Street L.P., a joint venture between The Carlyle Group and Intell Management and Investment Company, for the development of a residential condominium project in New York City.

Located blocks from Times Square on 42nd Street, between 8th and 9th Avenues in Midtown Manhattan, the new 60-story residential condominium tower will consist of 550 residences, 8,000 square feet of ground-floor retail space and a 125-space parking garage. The project will boast such amenities as a fully equipped common area with a television, game room and kitchen; an outdoor landscaped sundeck and terrace; a lap pool; a hot tub; and a fitness center.

"Hypo Real Estate Capital is extremely pleased to once again be working with both The Carlyle Group and Intell Management and Investment Company," said Evan F. Denner, head of real estate finance for Hypo Real Estate Capital Corp. "By maintaining long-term and ongoing relationships with our clients, Hypo Real Estate is positioned to continuously meet and exceed their financing needs."

Notes to editors:

About Hypo Real Estate Capital Corporation
Hypo Real Estate Capital Corporation, a subsidiary of Hypo Real Estate Bank International, is one of the leading lenders in the United States commercial real estate marketplace. Hypo Real Estate Capital provides innovative financial solutions for a prestigious client base throughout the U.S. Over the last five years the firm has closed more than $18 billion in construction, fixed rate, floating rate and mezzanine loans. Headquartered in New York, Hypo Real Estate Capital is active in all markets across the U.S.

About Hypo Real Estate Bank International
Hypo Real Estate Bank International, based in Dublin, Ireland, is part of the Hypo Real Estate Group (HREG). The corporate group – which is the result of HVB Group spinning off its commercial real estate activities – comprises the non-operational, listed holding company Hypo Real Estate Holding AG, headquartered in Munich, and three operational business units. Besides Hypo Real Estate Bank International these are Württembergische Hypothekenbank AG (WürttHyp), with headquarters in Stuttgart, and Munich-based Hypo Real Estate Bank AG. Hypo Real Estate Group is one of Europe's largest providers of commercial real estate finance.

Press contact:

Hypo Real Estate Group
Oliver Gruss
Phone: +49 (0) 89 203007 781
Fax: +49 (0) 89 203007 772
E-mail: oliver.gruss@hyporealestate.com

###


Hypo Real Estate
GROUP

Press release

Hypo Real Estate Bank International, Spanish branch, arranges and underwrites EUR 105 million acquisition bridge facility for MedGroup

Madrid/Dublin/Munich, January 12th 2005: Hypo Real Estate Bank International, Spanish branch, has arranged and underwritten a EUR 105 million acquisition bridge facility for the purchase of La Manga Club Resort in Murcia, Spain by a consortium of investors led by MedGroup. MedGroup, the Soros Real Estate Investors CV backed leisure and property group, has purchased the resort for a total amount of EUR 146 million from the shipping group P&O.

La Manga Club is a world renowned luxury sports and leisure resort with exceptional facilities. The estate consists of a 5-star, 189-room Hyatt Regency hotel with conference and banqueting facilities, pool and spa, a 4-star aparthotel operated by Hyatt, 3 championship golf courses, a tennis centre and a professional football centre (used as a training ground by various professional and national football teams).

Press contact:
Oliver Gruss
Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail:oliver.gruss@hyporealestate.com

Note to editors:

About Hypo Real Estate Bank International

Dublin based Hypo Real Estate Bank International is part of the Hypo Real Estate Group (HREG). The group is one of Europe's largest providers of commercial real estate finance. The corporate group consists of the non-operational, listed holding company, Hypo Real Estate Holding AG headquartered in Munich, and three operating units: besides Hypo Real Estate Bank International, these are Württembergische Hypothekenbank AG

Hypo Real Estate Group
Press departrment
Unsöldstr. 2
80538 Munich

(WürttHyp) headquartered in Stuttgart, and Munich-based Hypo Real Estate Bank AG, Germany.

For further information, visit our Websites at:

- www.hyporealestate.com
- www.hypointernational.com.

About MedGroup

MedGroup is a Barcelona based real estate company focused on designing, developing, promoting and selling high quality planned communities along the Spanish Mediterranean. The company is also engaged in the development of resort hotels and other hospitality products such as rental apartments, both within and outside its large planned communities. MedGroup is owned by Soros Real Estate Investors CV and MedGroup founder Jordi Robinat.

Press release

Hypo Real Estate Bank International: Successful completion of EUR 155 million financing for Arlington Europe S.a.r.l's acquisition of San Fernando Business Park, Madrid

London/Madrid/Dublin/Munich, January 10th 2005: Hypo Real Estate Bank International announces that it has provided EUR 155 million of term and VAT financing for the EUR 180 million acquisition by Arlington Europe S.a.r.l of the San Fernando Business Park, Madrid, Spain.

Arlington Europe S.a.r.l. is the European fund managed by Arlington Securities, the leading business park investment manager, developer and operator in the UK. This acquisition is its first major European investment acquisition. The fund is also developing two new business parks in Paris and Barcelona and is looking to expand further in continental Europe.

The San Fernando Business Park is an existing 74,000 square metres mature Business Park close to the main Madrid Airport, Barajas. The park is let to over 100 tenants including amongst others Telefonica, Oxford University Press, Carrefour and Airtel.

Commenting, Harin Thaker, recently appointed CEO of the bank's European business platform, said: "This transaction clearly demonstrates the way in which our European business platform works to deliver efficiently and successfully a structured finance solution for a key UK client in continental Europe."

Press contact:
Oliver Gruss
Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail:oliver.gruss@hyporealestate.com

Hypo Real Estate Group
Press department
Unsöldstr. 2
80538 Munich

Notes to editors:

Hypo Real Estate Bank International

Hypo Real Estate Bank International based in Dublin, Ireland, is part of the Hypo Real Estate Group (HREG).The corporate group – which is the result of HVB Group spinning off its commercial real estate activities – comprise the non-operational, listed holding company, Hypo Real Estate Holding AG headquartered in Munich and three operational business units. Besides Hypo Real Bank International with headquarters in Dublin, these are Württembergische Hypothekenbank AG (WürttHyp) with headquarters in Stuttgart and Munich-based Hypo Real Estate Bank AG. Hypo Real Estate Group is one of Europe's largest providers of commercial real estate finance.

Arlington

Arlington is one of the UK's leading property services and property investment management businesses operating across UK, European and international markets. It is one of the largest independent property investment managers in the UK with £5.8bn under management.

San Fernando Business Park

The site is approximately 17km east of the city of Madrid and less than 6km from the airport. The Business Park benefits from direct access onto the N2 motorway, which is one of the principle motorways leaving Madrid linking to Barcelona. Close proximity to the M40, M45 and the new M50 ring roads provides quick and effective access to the Madrid and national road network. The N2 itself connects directly onto the M30 (the inner ring road) and thereafter the Castellana (Madrid's CBD).

Press release

Hypo Real Estate Bank International: Successful completion of EUR 246.5 million financing for Eurocastle's acquisition of Deutsche Bank Portfolio

London/Dublin/Munich, January 10th 2005: Hypo Real Estate Bank International announces today that it has provided EUR 246.5 million of term financing to Eurocastle Investment Limited. The facility has been provided to support Eurocastle's circa EUR 300 million acquisition of a portfolio of 109 properties from Deutsche Bank.

Eurocastle Investment Limited is a real estate investment company managed by Fortress Investment Group LLC; the global investment and asset management firm with over $11 billion of equity capital currently under management.

This acquisition complements Eurocastle's existing portfolio of European real estate related investments. It consists mainly of office buildings occupied by Deutsche Bank on medium to long term leases and is spread across some 90 towns and cities throughout Germany.

Commenting, Harin Thaker, CEO of Hypo Real Estate Bank International's European business platform, said: "This was a challenging financing, from both a structuring perspective and due to the timescale in which it had to be completed. Our ability to meet Eurocastle's requirements demonstrates the way in which our new European business platform can deliver a structured finance solution for UK clients in continental Europe."

Press contact:
Oliver Gruss
Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772

Hypo Real Estate Group
Press department
Unsöldstr. 2
80538 Munich

E-mail:oliver.gruss@hyporealestate.com

Notes to editors:

Hypo Real Estate Bank International
Hypo Real Estate Bank International based in Dublin, Ireland, is part of the Hypo Real Estate Group (HREG).The corporate group – which is the result of HVB Group spinning off its commercial real estate activities – comprise the non-operational, listed holding company, Hypo Real Estate Holding AG headquartered in Munich and three operational business units. Besides Hypo Real Bank International with headquarters in Dublin, these are Württembergische Hypothekenbank AG (WürttHyp) with headquarters in Stuttgart and Munich-based Hypo Real Estate Bank AG. Hypo Real Estate Group is one of Europe's largest providers of commercial real estate finance.

Eurocastle Investment Limited
Eurocastle is a publicly traded investment company listed on the London Stock Exchange with a market capitalisation in excess of EUR 300 million. The company invests in and manages a diverse portfolio consisting primarily of European real estate related asset-backed securities and other European real estate related assets. Eurocastle is managed by Fortress Investment Group LLC.

Fortress Investment Group LLC
Fortress is a global alternative investment and asset management firm founded in 1998 with over US$11 billion in equity capital currently under management. Fortress invests capital on behalf of major US and European pension funds, institutions and high net worth individuals. Fortress is headquartered in New York, and has affiliates with offices in Toronto, London, Frankfurt, Rome and Geneva.

The portfolio
The 109 properties are located in some 90 medium-sized and smaller cities predominantly in West Germany. They are largely occupied by Deutsche Bank, who will continue to occupy most of their current space over the medium to long term. The properties comprise a mixture of banking halls and office space and are in the main located in city centre and pedestrian areas. In total there is some 300,000 sqr. m. of lettable space.

Press release

Hypo Real Estate Bank International issues third benchmark bond – volume reaches EUR 1.25bn

Dublin/Munich, January 10th 2005: Hypo Real Estate Bank International, Dublin, has successfully issued a third benchmark bond under its MTN-Programme. Comparable with the second benchmark-bond which came to the market in September 2004, this issue was met with great interest in the capital markets: The volume of EUR 1.25bn exceeded expectations.

The issue has a maturity of three years, pays a coupon of 3-months-Euribor +15bp and is listed in Dublin and Luxembourg. Joint bookrunners are Deutsche Bank, DZ Bank, HypoVereinsbank, IXIS CIB and Morgan Stanley. The Reoffer-Price was fixed at 99.8537%.

Eckehard Dettinger-Klemm, Executive Director at Hypo Real Estate Bank International, responsible for Treasury & Rates: "The success of our third Benchmark transaction again underlines that Hypo Real Estate Bank International has become a well established and accepted issuer in the capital markets".

Note to the editors:

The MTN-program which provides the framework for issuing the bank's bonds has a maximum outstanding volume of 10 billion euros. The arranger of the program is Morgan Stanley. Eleven other institutions are on the dealer list.

Hypo Real Estate Bank International, Dublin
Hypo Real Estate Bank International in Dublin is part of the Hypo Real Estate Group (HREG). The group is one of Europe's largest providers of commercial real estate finance. The corporate group consists of the non-operational, listed holding company, Hypo Real Estate Holding AG headquartered in Munich, and three operating units: Hypo Real Estate Bank International, Württembergische Hypothekenbank AG (WürttHyp) headquartered in Stuttgart, and Munich-based Hypo Real Estate Bank AG, Germany.

Hypo Real Estate Group
Press department
Unsöldstr. 2
80538 München

Contact:
Hypo Real Estate Group
Oliver Gruß
Fon: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-Mail:oliver.gruss@hyporealestate.com